Contact

www.linkedin.com/in/
ashutoshkumar-jha (LinkedIn)

Top Skills

Fund Management

Venture Capital

Entrepreneurship

Languages

English (Full Professional)

Maithili (Native or Bilingual)

Hindi (Native or Bilingual)

Honors-Awards

Spark Grants Awardee

Competent Leadership Award

Publications

IoT based Sanitization Tunnel

Strategic Way to Count the Number
of People in a Room Using Multiple
Kinect Cameras

Patents

AN ECO-BRICK AND A METHOD
FOR PREPARATION THEREOF

PROCESSED DIGESTED
PLASTIC [PDP] BLOCKS AND THE
PROCESS THEREOF

Ashutosh Kumar - Jha

General Partner & CEO @Expert Dojo Ventures | Venture Capital |
Early Stage VC | HBS Angels
Santa Monica, California, United States

Summary

I am the General Partner & CEO at Expert Dojo, one of the most
active VC fund & growth accelerator based in California. I leverage
my strategic expertise to maximize the performance and growth of
our investments. I oversee a rigorous audit process immediately
post-investment, working closely with founders to identify key growth
opportunities and implement customized business strategies. My
responsibilities extend beyond ensuring optimal returns; I also
foster innovation and resilience within our 266 portfolio companies,
continually enhancing our overall investment decisions.

Additionally, I am an angel investor at HBS Angels and serve as
an Entrepreneur-in-Residence (EiR), Investments for the Harvard
Alumni Entrepreneurs. Here, I execute the investment series,
cultivate relationships between HAE founders and investors, and
focus on community building.

With over five years of entrepreneurial experience and a background
in computer science, management, and finance, I have built a robust
foundation in the business world. Growing up in a family involved
in the construction and real estate industries ignited my passion for
entrepreneurship.

I founded a cement e-commerce company in India, where I was
responsible for formulating strategies, supervising execution as a
CEO and overseeing operations. My ability to generate innovative
ideas and optimize processes, combined with strong research,
analytical, and problem-solving skills, has equipped me to navigate
the diverse challenges businesses face daily. Furthermore, I have
actively advised startups globally across sectors as a Venture
Advisor with accelerators and venture capital firms.

#VentureCapital #Startup #Entrepreneurship #VC #Innovation
#Strategy #familyoffice

Experience

Expert Dojo
3 years 3 months

Chief Executive Officer (Group)
July 2025 - Present (9 months)
Santa Monica, California, United States

• As CEO of Expert Dojo, I oversee all operations and strategic initiatives.
• Focused on building decentralized funds globally to empower innovative startups.
• Committed to making a global impact by investing in exceptional founders.
• Foster a collaborative environment that encourages entrepreneurial growth and success.

General Partner
August 2024 - Present (1 year 8 months)

• As General Partner at Expert Dojo's India-Dedicated Fund, I focus on empowering startups to expand and grow.
• I provide strategic investment to help companies penetrate both the Indian and global markets.
• Collaborate with entrepreneurs to develop tailored growth strategies that align with their vision.

Partner & Head of Portfolio
December 2023 - September 2024 (10 months)
Santa Monica, California, United States

As the Partner and Head of Portfolio at Expert Dojo, I leverage my strategic expertise to maximize the performance and growth of our investments. I oversee a rigorous audit process immediately post-investment, collaborating closely with founders to identify key growth opportunities and implement customized business strategies. My role involves not only ensuring optimal returns but also fostering innovation and resilience within our 266 portfolio companies and improving the overall investment decisions internally.

Chief of Staff & Head of Strategy
June 2023 - December 2023 (7 months)
Santa Monica, California, United States

Heading the overall strategy of Expert Dojo, which includes both investment and growth programs, team management, new hires, and overseeing overall operations by working closely with Managing Partner and CEO, Brian Mac Mahon.

Senior Venture Associate
January 2023 - June 2023 (6 months)
Santa Monica, California, United States

Expert Dojo is the most active international early-stage VC fund cum accelerator based out of Southern California. We invest from $50,000 up to $1 million in each of our startups.

My role at Expert Dojo includes - Deal Sourcing and screening startups based on our investment thesis. Assistance with ongoing due diligence for early-stage and occasionally growth-stage startups, diving deeper into financial and business models, crunching numbers, and assisting the GPs in making investment decisions. I also help Implement strategies for investor relations, portfolio management, and investor management.

Harvard Business School HBS Alumni Angels Association - HBSAA
Angel Investor (Member)
July 2023 - Present (2 years 9 months)

The Harvard Business School Alumni Angels Association (HBSAA) is a forum for Harvard Alumni and other participants who are interested in investing in early-stage companies on an individual basis. Harvard is the number one school attended by startups that raised $100 million or more, according to TechCrunch. HBS is the number one business school for entrepreneurship with more than 1,300 entrepreneurs and nearly 1,200 companies that combined have raised in excess of $39 billion, according to Poets & Quants.

Harvard Alumni Entrepreneurs
4 years 6 months

Entrepreneur In Residence (EiR)
January 2023 - Present (3 years 3 months)
Cambridge, Massachusetts, United States

Executing the Investment series for Global Chapter by strengthening the HAE Founders-VC relationship. My responsibility is also to organize the Investment series with VCs, Angels, and Founders.

Chartered Member
October 2021 - Present (4 years 6 months)

Harvard Alumni Entrepreneurs (HAE) is dedicated to the advancement of entrepreneurship, the promotion of innovation, and the ideals of leadership and learning. We are a 501(c)3, volunteer-run, Shared Interest Group of the Harvard Alumni Association. Since our beginning, HAE has served as a meeting place for entrepreneurial Harvard alumni, students, faculty and staff.

VC University
VC Fellow - Cohort 14
September 2023 - January 2024 (5 months)

Got selected with a 100% scholarship for VC University Cohort 14, which is a joint initiative by Venture Forward, National venture capital association (NVCA), and Berkeley Law Executive Education (UC Berkeley).

VC Lab
VC Fellow - VI Cohort 1
July 2023 - September 2023 (3 months)
California, United States

Selected among the top 10% of applicants for The Venture Institute Cohort 1 by VC Lab to receive training as an emerging VC.

HBCUvc
VC apprenticeship
February 2023 - May 2023 (4 months)
California, United States

The HBCUvc provides students with venture capital skills training, mentorship, and the opportunity to build professional relationships with seasoned investors and entrepreneurs. The HBCUvc Venture Capital Clinic leverages the Fellows' training and empowers them to fuel high-growth entrepreneurship on campus by giving them a real-world investing experience that bridges the theory and practice of venture capital.

Harvard Innovation Labs
Venture Program Fellow
October 2021 - May 2023 (1 year 8 months)

The Harvard Innovation Labs (i-lab) is a center for innovation, collaboration, and entrepreneurship at Harvard University. It is a place where students, faculty, and community members from across the university can come together to work on new ideas, develop new technologies, and launch new ventures.

FasterCapital
Venture Advisor
January 2022 - December 2022 (1 year)

Fastercapital invest in startups from different industries (FinTech, EduTech, HealthTech, Entertainment, Media, Software, Ecommerce, Blockchain, and others) and stages (idea stage, MVP, Seed stage, Series A, and others) and we are country agnostic.

Newchip Accelerator
Venture Advisor
October 2021 - December 2022 (1 year 3 months)

Newchip is the #1 online accelerator program with global reach, $1M+ funding & 1000+ graduates. Now accepting applications from scalable startups.

I have helped founders redesign the pitch deck, build a dream team, negotiate deals, and plan a marketing model. I have advised the founders globally with effective execution strategies and an accurate business model. I have also assisted a few startups in raising government grants & initial funding.

cemX
Founder & CEO
March 2019 - February 2022 (3 years)

cemX is India's first online platform with offline extension stores where a customer can buy cement of different brands available in the Indian market at the best competitive price. Anybody can order directly through our online platform or can visit the nearest e-store where our e-dealers are always eager to assist. For more information please visit www.cemx.in

Harvard Project for Asian and International Relations (HPAIR)
Delegate
February 2019 - March 2019 (2 months)
Boston, Massachusetts, United States

Path: Entrepreneurship & Innovation

Knockstarter
Co-Founder
September 2018 - February 2019 (6 months)

Knockstarter is a highly curated community for budding entrepreneurs. We partnered with Nasscom 1000 startup warehouse, E-cell IIT Delhi, Nair Ventures, TheStartupLab, and many other brands.

Mother Teresa Missionaries of Kolkata
Volunteer

November 2018 - December 2018 (2 months)

Toastmasters International
Vice President of Membership
December 2017 - December 2018 (1 year 1 month)

MIT Bootcamps
Delegate
September 2018 - September 2018 (1 month)

European Innovation Academy
Delegate
June 2018 - September 2018 (4 months)
Shenzhen, Guangdong, China

Built Getscholarship, an AI enabled platform to find the most suitable
scholarship for higher studies in foreign country.

Indian Institute of Management, Lucknow
Data Analyst Internship
January 2018 - February 2018 (2 months)

Education

Harvard University

Institute of Engineering & Management (IEM)